Exhibit 99.1

Li Auto Inc. Adopts 2021 Share Incentive Plan and Grants Performance-Based Options to CEO

BEIJING, China, March 9, 2021 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI), an innovator in China’s new energy vehicle market, today announced that the board of directors of the Company (the “Board”) and the compensation committee of the Board (the “Compensation Committee”) adopted a 2021 Share Incentive Plan (the “2021 Plan”) on March 8, 2021. The maximum number of Class B ordinary shares of the Company that may be issued pursuant to all awards under the 2021 Plan is 108,557,400.

On the same date, the Board and the Compensation Committee approved to grant, and the Company granted, options to purchase 108,557,400 Class B ordinary shares of the Company under the 2021 Plan to Mr. Xiang Li, the chairman of the Board and the chief executive officer of the Company. The exercise price of the options is US$14.63 per share, or US$29.26 per ADS, which is equal to the average closing price for the Company’s American depositary shares of the thirty trading days immediately prior to the grant date. To better align the Company’s long-term strategies and the shareholders’ best interests, the options are vesting entirely contingent on achieving deliveries targets. The granted options are divided into six equal tranches, or 18,092,900 each. The first tranche will become vested when the aggregate number of the Company’s vehicle deliveries in any 12 consecutive months exceeds 500,000. The second to sixth tranches will become vested when the aggregate number of the Company’s vehicle deliveries in any 12 consecutive months exceeds 1,000,000, 1,500,000, 2,000,000, 2,500,000, and 3,000,000, respectively.

In 2020, deliveries of Li ONEs reached 32,624 vehicles, demonstrating the initial success of the Company’s innovative business model. The Company firmly believes that Mr. Xiang Li’s leadership will maximize long-term shareholder value for Li Auto as it further cements its position at the forefront of the smart electric vehicle market.

About Li Auto Inc.

Li Auto Inc. is an innovator in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric SUVs. Through innovative products, technology, and business model, the Company provides customers with safe, convenient, and cost-effective mobility solutions. Li Auto is the first to successfully commercialize extended-range electric vehicles in China. The Company started volume production of its first model, Li ONE, in November 2019. With Li ONE, the Company leverages its in-house technology to create value for its customers, focusing on range extension, smart technology, and autonomous driving solutions. Beyond Li ONE, the Company aims to expand its product line by developing new vehicles to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com